Exhibit 4.8

VOTING AGREEMENT

This Agreement is made as of March 16, 2007 by and among Fred H. Brenner, a Pennsylvania resident ("Stockholder") and Delphax Technologies Inc., a Minnesota corporation ("Delphax").

WHEREAS, Delphax proposes to enter into a Securities Purchase Agreement (the "Agreement") with Whitebox Advisors, LLC and/or one or more of its affiliates or funds managed by it (collectively, the "Investors") under which Delphax Technologies Canada Limited ("Delphax Canada") proposes to issue 12% Secured Subordinated Notes (the "Notes") and Delphax proposes to issue Warrants to purchase Delphax common stock (the "Warrants");

WHEREAS, Stockholder is the holder of approximately 1,150,310 shares of Delphax common stock (all shares of Delphax common stock now or hereafter directly or indirectly owned or controlled by Stockholder being referred to herein as the "Shares");

WHEREAS, Delphax intends to call a meeting of its stockholders to approve the second issuance of Notes and Warrants under the Agreement, and Delphax wishes to confirm that Stockholder intends and agrees to vote the Shares to approve the Agreement and the transactions thereunder;

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1. Agreement to Vote Shares. During the period (the "Agreement Period") beginning on the date hereof and ending on the earlier of December 31, 2007 or the termination of the Agreement, the Stockholder hereby agrees to vote the Shares and any other shares of Delphax's common stock that Stockholder is entitled to vote at the time of such vote ("Additional Shares"), to approve and Agreement (either in its current form or as amended or supplemented) and the issuance of the Notes and Warrants thereunder, and any actions directly and reasonably related thereto that are contemplated by the Agreement, at any meeting or meetings of the stockholders of Delphax, and at any adjournment thereof or pursuant to action by written consent, at or by which such Agreement, such agreements or such other actions, are submitted for the consideration and vote of the stockholders of Delphax.

2. Transfers of Shares by Stockholder. Stockholder agrees that if Stockholder sells, transfers, assigns, encumbers or otherwise disposes of (each, a "Transfer") any Shares or Additional Shares during the Agreement Period, Stockholder shall require the transferee of such Shares or Additional Shares to execute and deliver to Delphax, immediately upon any such Transfer, a voting agreement identical in form to this Voting Agreement except for the identity of the Stockholder, prior to or concurrent with the consummation of such Transfer.

3. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Subject to the last sentence of subsection (c) hereunder, Stockholder hereby irrevocably grants to and appoints the President and the Chief Financial Officer of Delphax and each of their designees (individually, an "Authorized Party" and collectively, the "Authorized Parties"), and each of them individually, as Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Shares and any Additional Shares, or execute one or more written consents or approval in respect of the Shares and any Additional Shares, (i) in favor of the approval of the Agreement and the approval of the transactions contemplated by the Agreement; (ii) against any action or agreement that would result in a breach of any covenant or any other obligation or agreement of Delphax or Delphax Canada under the Agreement or in a breach in any material respect of any representation or warranty of Delphax or Delphax Canada in the Agreement.

(b) Stockholder represents that any proxies heretofore given in respect of the Shares are revocable, and that any such proxies have been or are hereby revoked.

(c) Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3 is given in connection with the execution of the Agreement and that such irrevocable proxy is given to secure the performance of the duties of Stockholder in accordance with this Agreement. Stockholder hereby further affirms that the irrevocable proxy granted hereby is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable prior to termination of this Agreement in accordance with the provisions of Minnesota law. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 1.

4. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

If to Delphax, to: Delphax Technologies Inc.

6100 West 110 th Street

Bloomington, MN 55438

Attention: Greg Furness, CFO

If to the Stockholder, to: Fred H. Brenner

514 N. Wynnewood Avenue

Wynnewood, PA 19096

or such other address or facsimile number as such party may hereafter specify for the purpose of notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

5. Entire Agreement. This Voting Agreement contains the entire agreement of the parties concerning the subject matter and supercedes any prior agreements or understandings. No provision of this Voting Agreement shall be amended, waived, or supplemented other than by a written agreement that refers to this Voting Agreement and is signed by or on behalf of all the parties hereto.

6. Governing Law. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, without regard to the conflict of law rules of such state.

7. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

8. Further Assurances. Stockholder will, upon request, execute and deliver any additional documents reasonably necessary or desirable to complete and effectuate the covenants contained herein.

9. No Third Party Beneficiaries; Etc. Nothing in this Agreement, express or implied, shall confer on any person other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10. Counterparts. This Voting Agreement may be executed in two or more counterparts, each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

11. Remedies. The parties hereto agree that if for any reason any party hereto shall have failed to perform its or his obligations under this Voting Agreement, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its or his obligations under this Voting Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

DELPHAX TECHNOLOGIES INC.	STOCKHOLDER:

By /s/ Gregory S. Furness	/s/ Fred H. Brenner
Its Vice President and CFO	Fred H. Brenner